UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

AIMCO 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedule
Aimco 401(k) Retirement Plan
Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Aimco 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 28, 2012

Aimco 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments, at fair value	$69,071,257	$74,870,988
Contributions receivable from participants	121,907	146,990
Notes receivable from participants	2,203,595	2,729,720
Other assets	—	19
Total assets	71,396,759	77,747,717

Liabilities:
Excess contributions payable	269,049	432,228

Net assets reflecting investments at fair value	71,127,710	77,315,489
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust	(152,082)	(53,449)
Net assets available for benefits	$70,975,628	$77,262,040

See accompanying notes.

Aimco 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions/(deductions):
Contributions:
Participant	$3,965,362
Rollover	98,005
4,063,367

Investment income (loss):
Interest and dividend income	1,676,314
Net depreciation in fair value of investments	(2,748,742)
(1,072,428)
Payments and expenses:
Benefit payments	(9,276,003)
Administrative expenses	(1,348)
(9,277,351)

Net decrease in net assets available for benefits	(6,286,412)
Net assets available for benefits at the beginning of the year	77,262,040
Net assets available for benefits at the end of the year	$70,975,628

See accompanying notes.

Aimco 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2011
1. Description of the Plan
The following description of the Aimco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “Aimco”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $16,500 (for 2011), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company does not currently provide employer matching contributions. The Company has provided employer matching contributions in the past and may reinstate employer matching contributions at any time.
Each participant's account is credited with the participant's contributions, Company matching contributions, if any, and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant's account balances, as defined.. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. Certain of the Company's historical matching contributions vested immediately and those that did not vested fully after three years of service. Substantially all of the historical unvested matching contributions have been forfeited and from time to time the Company has instructed the administrator to transfer the forfeited portion of a participant's account into a forfeitures account which the Company then used to pay expenses of the Plan. During the year ended December 31, 2011, forfeited balances of terminated participants' unvested accounts totaling $1,348 were used to pay administrative expenses. At December 31, 2011, there was an insignificant amount of forfeited balances of terminated participants' unvested accounts available to pay future administrative expenses.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Three loans may be outstanding at any time; however, only one new loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant (or the participant's beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.

Investments
Investments other than the common/collective trust fund are valued at fair value.
The Plan invests in the Fidelity Management Trust Company Managed Income Portfolio Fund (“Fidelity MIP Fund”), which is a common/collective trust that invests in fully benefit-responsive investment contracts.
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting-Defined Contribution Pension Plans, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the investments in the Fidelity MIP Fund at fair value within the investments balances, and then include an adjustment to reconcile the fair value of such investments to their contract value for purposes of reporting net assets available for benefits. The fair value of the Plan's interest in the Fidelity MIP Fund is based on information about the fund's net asset value reported by Fidelity Management Trust Company. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants, and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants as of December 31, 2011 and 2010 represent contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) for the plan years ended December 31, 2011 and 2010, adjusted by the related investment income or loss related to these excess contributions. These amounts have been recorded as a liability with a corresponding reduction to contributions, net depreciation in fair value of investments and benefit payments. The Plan distributed the excess contributions and related investment income to the applicable participants on February 23, 2012 and March 1, 2011 for the plan years ended December 31, 2011 and 2010, respectively, prior to the annual March 15th deadline to avoid any penalties.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Income Tax Status
The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.
Plan Expenses
The Company has historically paid a portion of the expenses necessary to administer the Plan through forfeited balances of terminated participants' accounts and paid the remainder of the expenses directly. The Company expects to pay any future expenses necessary to administer the Plan.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company. Fidelity Management Trust Company also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan's assets are invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
Recently Issued Accounting Standards
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material effect on the Plan's financial statements.
3. Fair Value Measurements
Investments measured at fair value on a recurring basis consisted of the following classes of investments as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Level 1:
Aimco common stock	$2,923,931	$3,431,732
Interest bearing cash held by Aimco Stock Fund	1,007	105,728
Mutual funds:
Blended investments	14,510,722	15,364,916
Fixed income	6,814,516	6,419,485
Money market	5,627,103	5,843,510
Stock investments:
Large Cap	19,139,607	21,106,323
Mid - Cap	2,905,386	3,156,815
Small Cap	5,033,756	6,026,251
International	3,748,596	4,640,958
Specialty (Real Estate)	2,200,468	2,201,808
Total Level 1	62,905,092	68,297,526
Level 2:
Managed income fund (a)	6,166,165	6,573,462
Total investments	$69,071,257	$74,870,988

(a)
The Fidelity MIP Fund is a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. Investments in the common/collective trust fund are recorded at fair value.

The valuation methodologies used to measure the fair values of common stock and mutual funds use quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP. The fair value of the common/collective trust fund has been estimated based on the fund's net asset value provided by Fidelity Management Trust Company, which is based on the fair value of the underlying investment contracts in the fund. The fair value of the common/collective trust fund was determined based on valuation techniques that use observable inputs classified within Level 1 and Level 2 of the fair value hierarchy. The Plan has classified the common/collective trust fund within Level 2 of the fair value hierarchy based on the significance of the Level 2 inputs to the valuation.
4. Investments
The Plan's investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value for the year ended December 31, 2011, as presented in the following table:

Net Realized and Unrealized Depreciation in Fair Value During Year
Investments in mutual funds	$(2,473,082)
Investments in common stock	(275,660)
Net realized and unrealized depreciation	$(2,748,742)
The Aimco Stock Fund is valued on a unitized basis and holds Aimco common stock and cash. Unitization of the fund allows for daily trades and the value of a unit reflects the combined value of the Aimco common stock and cash investments held by the fund. At December 31, 2011 and 2010, this fund held 127,627 shares and 132,807 shares of Aimco common stock with a market value of approximately $2.9 million and $3.4 million, respectively. At December 31, 2011 and 2010, this fund had $1,007 and $105,728, respectively, of cash, which is included in the investment value in the accompanying statements of net assets available for benefits. The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2011	2010
Fidelity Investment Mutual Funds:
Growth Company Fund	$6,810,633	$7,186,811
Disciplined Equity Fund	5,929,980	7,278,238
Diversified International Fund	3,608,610	4,588,724
Fidelity Freedom 2030 Fund	3,820,346	3,712,130
Money Market Trust Retirement Money Market Portfolio	5,627,103	5,843,510

Other investment funds:
Pacific Investment Management Company Total Return Fund - Administrative Class	4,779,652	4,638,663
BlackRock Large Cap Value Fund - Institutional Class	3,972,023	4,241,291

Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund (1)	6,166,165	6,573,462
(1) At December 31, 2011 and 2010, the contract value of the Plan's investments in the common/collective trust fund was $6,014,083 and $6,520,013, respectively.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan's Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$70,975,628	$77,262,040
Plus: Excess contributions payable	269,049	432,228
Plus: Adjustment from contract value to fair value	152,082	53,449
Net assets per the Form 5500	$71,396,759	$77,747,717
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per the Plan's Form 5500:

December 31, 2011
Net decrease in net assets per the financial statements	$(6,286,412)
Less: Decrease in excess contributions payable	(163,179)
Plus: Net change in contract value to fair value adjustment	98,633
Net loss per Form 5500	$(6,350,958)
Refunds of excess contributions are reflected in the Form 5500 as benefit payments when paid to participants and have been recorded as a liability with a corresponding reduction to contributions, net depreciation in fair value of investments and benefit payments as described in Note 2. The accompanying financial statements present fully benefit-responsive investment contracts held in a common/collective trust at contract value. The Form 5500 requires fully benefit-responsive investment contracts held in a common/collective trust to be recorded at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust represents a reconciling item.

Aimco 401(k) Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 84-1259577
Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
Common stock:
*Aimco Stock Fund (1)	127,627	shares	$2,924,938
*Fidelity Investment Mutual Funds:
Growth Company Fund	84,196	shares	6,810,633
Fidelity Real Estate Fund	79,669	shares	2,200,468
Asset Manager Fund	170,686	shares	2,563,710
Disciplined Equity Fund	275,685	shares	5,929,980
Low Priced Stock Fund	81,315	shares	2,905,386
Diversified International Fund	141,403	shares	3,608,610
Fidelity Small Cap Stock Fund	96,413	shares	1,594,675
Fidelity Freedom Income Fund	22,317	shares	250,848
Fidelity Freedom 2000 Fund	34,999	shares	415,787
Fidelity Freedom 2010 Fund	80,293	shares	1,051,838
Fidelity Freedom 2020 Fund	251,726	shares	3,302,646
Fidelity Freedom 2030 Fund	297,535	shares	3,820,346
Fidelity Freedom 2040 Fund	400,532	shares	2,947,916
Fidelity Freedom 2050 Fund	18,458	shares	157,631
Money Market Trust Retirement Money Market Portfolio	5,627,103	shares	5,627,103
Spartan US Equity Index Fund	54,551	shares	2,426,971
*Fidelity Management Trust Company
Common/Collective Trust Fund:
Managed Income Portfolio Fund	6,014,083	shares	6,166,165
Other investment funds:
Pacific Investment Management Company Total Return Fund - Administrative Class	439,710	shares	4,779,652
Pacific Investment Management Company Real Return Fund - Institutional Class	172,592	shares	2,034,864
Vanguard International Stock Fund	5,343	shares	139,986
Vanguard Explorer Fund	33,524	shares	2,228,031
American Beacon Small Cap Value Fund	65,286	shares	1,211,050
BlackRock Large Cap Value Fund - Institutional Class	277,764	shares	3,972,023
*Participant loans	Interest rates range from 5.25% to 10.25% with various maturities		2,203,595
			$71,274,852
*Indicates a party-in-interest to the Plan

(1)
The Aimco Stock Fund is a unitized fund and holds Aimco common stock and cash. At December 31, 2011 this fund held 127,627 shares of Aimco common stock with a market value of approximately $2.9 million, and $1,007 of cash.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2012
AIMCO 401(k) RETIREMENT PLAN

By: /s/ JENNIFER JOHNSON

Jennifer Johnson
Senior Vice President, Human Resources

By: /s/ ERNEST M. FREEDMAN

Ernest M. Freedman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP